

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

Michael Shleifer
Chief Executive Officer
Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001

      **Re: Biotech Acquisition Company**
          **Amendment No. 1 to Registration Statement on Form S-4**
          **Filed April 4, 2022**
          **File No. 333-263577**

Dear Dr. Shleifer:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2022 letter.

Amendment No. 1 to Form S-4 filed April 4, 2022

What happens if the Minimum Cash Condition is not met?, page xx

1.     We note your response to our prior comment 2 and your newly added disclosure that BAC may seek to obtain additional financing to meet the Minimum Cash Condition in the event the condition is not waived. Please advise us how you intend to communicate the terms of any additional financing to shareholders if such event occurs.

BAC's Board of Directors' Reasons for the Business Combination, page 121

2.     We note your response to our prior comment 10 and your newly added disclosure on page 122 that the BAC Board also considered "various industry and financial data and materials provided by management and Blade..." Please further revise your disclosure to discuss the

Michael Shleifer
Biotech Acquisition Company
April 7, 2022
Page 2

substance of these materials so that investors may understand what specifically was considered by the Board in arriving at its decision regarding the transaction.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Richard Baumann